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Bruce Paul vs. American Lorain Corp et al

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Racine County Case Number 2012CV002503

Court Record Events

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	Date	Event	Court Official	Court Reporter
1	07-18-2013	Dismissed	Jude, John S	
2	07-18-2013	Stipulation/order of dismissal	Jude, John S	

Additional Text:
The Defendant, Ted Ballantyne shall be dismissed without prejudice and without costs to either party

	Date	Event	Court Official	Court Reporter
3	07-17-2013	Letters/correspondence		

Additional Text:
from Hale & Wagner, w/sod

	Date	Event	Court Official	Court Reporter
4	07-12-2013	Notice		

Additional Text:
Notice of Voluntary Dismissal. The plaintiff voluntarily dismisses any and all claims in this action without prejudice against all defendants who have not appeared and without costs to any party, pursuant to Wis Stat 805.04. (Please note that the only appearing defendant, Ted Ballantyne, is simultaneously being dismissed pursuant to stipulation)

	Date	Event	Court Official	Court Reporter
5	07-12-2013	Letters/correspondence		

Additional Text:
from Hale & Wagner, w/not

	Date	Event	Court Official	Court Reporter
6	06-26-2013	Letters/correspondence		

Additional Text:
from The Law Offices of John V O'Connor, request scheduling conference be rescheduled.

	Date	Event	Court Official	Court Reporter
7	06-17-2013	Notice of hearing		

Additional Text:
Scheduling conference on July 15, 2013 at 09:45 am.

	Date	Event	Court Official	Court Reporter
8	05-06-2013	Answer and affirmative defense		

Additional Text:
Defendant, Tad M Ballantyne

	Date	Event	Court Official	Court Reporter
9	05-06-2013	Letters/correspondence		

Additional Text:
from The Law Offices of John V O'Connor, w/aad

	Date	Event	Court Official	Court Reporter
10	04-19-2013	Letters/correspondence		

Additional Text:
from Hale & Wagner, wish to withdraw Plaintiff's brief in opposition to Defendant's Motion in opposition to default Judgment. Plf does not oppose Defendant Tad Ballantynes request for enlargement of time to answer and agrees to allow 60 days to respond. The 05-06-13, motion hearing date can be removed from the court's calendar.

11 04-02-2013 Affidavit

Additional Text:

of Andrew G Frank

12 04-02-2013 Brief of plaintiff

Additional Text:

in opposition to Defendant's Motion in opposition to Default Judgment

13 04-02-2013 Letters/correspondence

Additional Text:

from Hale & Wagner, w/pb, af

14 04-01-2013 Notice of hearing

Additional Text:

Motion hearing on May 6, 2013 at 02:30 pm.

15 04-01-2013 Letters/correspondence

Additional Text:

from Law Offices of John V O'Connor, request to reschedule motion hearing set on 04-22-13

16 03-15-2013 Notice of hearing

Additional Text:

Motion hearing on April 22, 2013 at 03:30 pm.

17 03-13-2013 Brief of Defendant

Additional Text:

Brief in opposition to Plaintiff's Motion for Summary Judgment against the Defendant, Tad M Ballantyne

18 03-13-2013 Affidavit

Additional Text:

of Tad M Ballantyne

19 03-13-2013 Motion

Additional Text:

in opposition to Default Judgment against the Defendant, Tad M Ballantyne

20 03-13-2013 Notice of retainer

Additional Text:

Defendant, Tad M Ballantyne

21 03-13-2013 Letters/correspondence

Additional Text:

from Law Offices of John V O'Connor, w/nor, mo, af, db

22 03-06-2013 Affidavit of non-military service

Additional Text:

Tad M Ballantyne

23 03-06-2013 Affidavit

Additional Text:

of Andrew G Frank

24 03-06-2013 Notice of motion, motion

Additional Text:
for Default Judgment

25 03-06-2013 Letters/correspondence
Additional Text:
from Hale & Wagner, w/nmm, af, anms, ofj

26 03-04-2013 Telephone message
Additional Text:
from Hale & Wagner office, request to cancel motion hearing set on 03-15-13.

27 01-04-2013 Affidavit of service
Additional Text:
Tad M Ballantyne

28 01-04-2013 Letters/correspondence
Additional Text:
from Hale & Wagner, w/afs

29 10-25-2012 Jury fee paid
Amount
$ 72.00
Additional Text:
12 person jury

30 10-25-2012 Summons and complaint

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